PRESS RELEASE BY THE COMPANY DATED 10/23/2000


Press Release

fashionmall.com's Response to SiteStar's Offer

NEW YORK, Oct. 23 fashionmall.com, Inc. (Nasdaq: FASH - news) today acknowledged the press release issued by SiteStar Corp. announcing that it has submitted an offer for all of the outstanding stock of fashionmall.com for $3.00 per share. fashionmall.com has preliminarily reviewed the offer letter. If Sitestar actually chooses to engage in a tender offer, fashionmall.com will advise its stockholders of its position with respect to a Sitestar tender offer no later than ten business days from the date Sitestar commences a tender offer and files a Tender Offer Statement with the Securities and Exchange Commission. fashionmall.com requests that its stockholders defer making a decision to accept or reject any tender offer by Sitestar until they have been advised of fashionmall.com's position.

Benjamin Narasin, the Chief Executive Officer of fashionmall.com, indicated that, for several reasons, he was skeptical that the offer was serious. First, Narasin noted that Sitestar had made a similar announcement concerning MotherNature.com in August 2000, only to withdraw the offer on October 20, 2000. Narasin also noted that he had previously advised Sitestar that, in his capacity as the owner of approximately 46% of fashionmall.com's outstanding common stock, he was not interested in the transaction. Narasin also noted that the proposed transaction did not appear to contemplate any payment to the holders of fashionmall.com's convertible preferred stock.

This press release is a pre-commencement written communication under Rule 14D-9 of the Securities Act of 1934 and will be filed today with the Securities and Exchange Commission under cover of Schedule 14D-9. It is advised that stockholders read the solicitation/ recommendation statement on Schedule 14D-9 when it becomes available because it will contain important information. Investors can obtain a copy of the solicitation/recommendation statement and other filed documents for free at the Securities and Exchange Commission's web site http://www.sec.gov or by contacting its investor relations department at
(212) 891.6862.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding fashionmall.com, Inc.'s expectations, beliefs, intentions, or strategies regarding the future. All forward-looking statements included in this document are based upon information available to fashionmall.com, Inc. as of the date hereof. fashionmall.com, Inc. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other factors or risks relating to fashionmall.com, Inc.'s business are set forth in fashionmall.com, Inc.'s periodic reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 10-K for its fiscal year ended December 31, 1999, including (without limitation) under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Competition," "Government Regulations," and "Risk Factors." Nothing can or should be inferred about fashionmall.com, Inc.'s future revenues or financial results from the information contained in this press release.

Contact: Lisa Marsh, fashionmall.com, Inc. 212-891-6862